

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

JUN 19 2002

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SEC FILE NUMBER
8 51046

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BMS International, Inc.
B/D 45348

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Flur Strasse 15
(No. and Street)

Berglangenbach (City) Germany (State) 355776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry C. Smith (Germany) 011 49 67891277
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harley H. Hannsz
(Name — *if individual, state last, first, middle name*)

Dorfstr. 26 (Address) Rechtenbach, Germany (City) (State) 35625 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

J^U^#

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMS INTERNATIONAL INCORPORATED

Flur Strasse 15
55776 Berglangenbach, Germany
B/D#45348

ANNUAL FINANCIAL REPORT

2001

REVISED

INDEPENDENT AUDITOR'S REPORT

To the stockholders and Board of Director's of BMS International Incorporated.

I have audited the accompanying statement balance sheet of BMS International of December 31, 2001 and the related statements of income, retained earnings, and the cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements and supporting information are the responsibility of BMS International's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presented. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BMS International as of December 31, 2000, and the results of its operation and its cash flows for the year ended in conformity with generally accepted accounting principles. General ledger entries, income statements, expense invoices and bank statements are verified each month *No material inadequacies were found to exist since the last audit of February 14, 2000.

My audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information in the Net Capital Schedule is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. *There are no material differences between the Computation of Net Capital in Unaudited Part IIA and the Computation of Net Capital presented in this report. Such information has been subjected to the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 28, 2002 (Revised)



Harley H Hannsz
Dorfstr. 26
35625 Rechtenbach, Germany

*additional statements to April 1, 2002 report

BMS INTERNATIONAL, INC.
NET CAPITAL COMPUTATION
APPLICATION-BASIS ONLY

TOTAL ASSETS		$10,990.00
-LIABILITIES		152.00
=NET WORTH		10,838.00
-NON ALLOWABLE ASSETS		
Furniture & Equipment	$ 4,471.00	
TOTAL NON-ALLOWABLE ASSETS		4,471.00
=TENATIVE NET CAPTAL		6,367.00
-HAIRCUTS(Not applicable – Application-Basis Only)		0.00
=NET CAPITAL		$ 6,367.00
-REQUIRED NET CAPTAL		$ 5,000.00
=EXCESS NET CAPITAL		$ 1,367.00

BMS International, Inc. has maintained its Net Capital Requirement of 120% or more of the required $5,000 net capital.

* There are no material differences between the Unaudited Part IIA and this annual audit report.

Cash Accounts is also shown as supplement information.

Revised May 28, 2002
*Added statement

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Hannsz, Harley Herman

70

ADDRESS Number and Street	City	State	Zip Code
Dorfstr. 26	35625 Rechtenbach	Germany	
71	72	73	74

Check One

( ) Certified Public Accountant 75

( ) Public Accountant 76

(X) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			